Exhibit 12(a)

LG&E and KU Energy LLC Ratio of
Earnings to Fixed Charges
For the Periods as Shown

($ millions)

		2006	2007	2008	2009	January 1, 2010 through October 31, 2010	November 1, 2010 through December 31, 2010
Earnings:
Income from continuing operations before income taxes		$310	$332	$(1,536)	$(1,235)	$300	$70
Exclude amounts reflected in line above:
Undistributed income of Electric Energy, Inc.		2	5	—	(11)	4	—
Loss on impairment of Goodwill		—	—	(1,806)	(1,493)	—	—
Mark to market impact of derivative instruments(1)		—	—	(34)	19	20	(2)
Add fixed charges (see below)		161	170	199	188	158	25
Total Earnings	(A)	$469	$497	$503	$486	$434	$97
Fixed charges:
Interest expense		$143	$155	$184	$176	$153	$24
Estimated interest component of rental expense(2)		4	4	5	5	5	1
Estimated discontinued operations interest component of rental expense(2)		10	10	10	5	—	—
Preferred stock dividends		4	1	—	—	—	—
Total Fixed Charges	(B)	$151	$160	$189	$181	$158	$25
Ratio of Earnings to Fixed Charges	(A) ÷ (B)	2.91	2.92	2.53	2.34	2.75	3.88

(1) Represents unrealized gains or losses on derivative instruments recorded in the statements of income.

(2) Represents one-third of rentals charged to operating expense.